Exhibit 2.2

AMENDMENT NO. 1
TO
AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Amendment”) is made and entered into as of January 12, 2017, by and between AIT THERAPEUTICS, INC., a Delaware corporation (“Parent”), and ADVANCED INHALATION THERAPIES (AIT) Ltd., an Israeli corporation (the “Company”).  Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Merger Agreement (as defined below).

Recitals

WHEREAS, Parent, Red Maple Ltd.., an Israeli corporation and a wholly-owned subsidiary of Parent (“Merger Sub”) and Company are parties to that certain Agreement and Plan of Merger and Reorganization dated December 29, 2016 (the “Merger Agreement”), relating to a merger transaction between the parties as set forth in the Merger Agreement; and

WHEREAS, on December 29, 2016 Merger Sub and the Company merged, said merger being completed in Israel on December 29, 2016; and

WHEREAS, it was contemplated that the Closing of the transactions contemplated under the Merger Agreement would occur in connection with the closing of approximately $10 Million in financing from a number of investors (the “Financing”) investing pursuant to the terms of a Securities Purchase and Registration Rights Agreement dated December 29, 2016 (the “SPA”), as amended to extend the termination date to January 13, 2017, by and among the Company and such investors; and

WHEREAS, the parties to the Merger Agreement agreed to close the Merger on January 9, 2017, on the mistaken belief that at least $10 Million of the Financing had or would arrive into the escrow account contemplated SPAs on or before, and the closing of the Financing under the SPA (the “Financing Closing”), would occur on January 9, 2017; and

WHEREAS, the parties have discovered that due to certain conditions, the entire amount of the Financing was not in escrow by, and the Financing Closing did not occur on, January 9, 2017; and

WHEREAS, under Section 1.3 of the Merger Agreement, the Closing Date was to occur only upon the “consummation of the Contemplated Transactions” and the Effective Time was once all parties have transferred all deliverables required in the Merger Agreement; and

WHEREAS, under the Merger Agreement the Contemplated Transactions are “the Merger and the other transactions contemplated by this Agreement”; and

WHEREAS, under Section 1.11 of the Merger Agreement, if, at any time after the Effective Time, any further action is determined by Parent or Company “to be necessary or desirable to carry out the purposes of this Agreement … the officers and directors of the [Company] and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action”; and

WHEREAS, due to the mistake in when a minimum of $10 Million of the Financing would be in the escrow account under the SPA and the Financing Closing would occur and in order to consummate the Contemplated Transactions of the parties to the Merger Agreement, namely the receipt of the full amount of the Financing prior to Closing, the parties to the Merger Agreement desire to amend the Merger Agreement to extend the Closing Date and the Effective Time until the time that is one hour after Financing totaling at least $10 Million has arrived in the escrow account contemplated by the SPAs, but in no event later than 5pm Eastern Time on Friday, January 13, 2017.

Agreement

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to the Merger Agreement hereby agree as follows:

1.          The parties agree to modify the terms of the Merger Agreement as necessary to amend the obligations of the parties related to the Closing Date and the Effective Time (as defined in the Merger Agreement) under the Agreement.  The Parties hereby agree and amend the Merger Agreement as necessary to extend the Closing Date and the Effective Time under the Merger Agreement (for all purposes other than the merger of Merger Sub and the Company) until the time that is immediately following the Financing Closing, but in no event later than 5pm Eastern Time on Friday, January 13, 2017, while the parties hereto acknowledge that the merger of Merger Sub and the Company became effective on December 29, 2016.  The parties hereby acknowledge that, by virtue of this Amendment, each share of common stock of the Company issued in the Financing at the Financing Closing shall automatically be converted into one share of Parent Common Stock pursuant to Section 1.5(a) of the Merger Agreement, and each warrant to purchase shares of common stock of the Company issued in the Financing at the Financing Closing, shall be assumed by Parent and converted into a warrant to purchase Parent Common Stock s pursuant to Section 1.5(e) of the Merger Agreement.

2.          This Amendment is being made pursuant to Section 5.1 of the Merger Agreement.

3.          Scope.  This Amendment relates only to the specific matters expressly covered herein.  In all other respects, the Merger Agreement shall remain in full force and effect in accordance with its terms.

4.          Counterparts.  This Amendment may be executed in one or more counterparts, each of which when executed shall be deemed an original, but all of which taken together shall constitute one and the same instrument.  A signed copy of this Amendment delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Amendment.  No party shall raise the use of facsimile, e-mail or other means of electronic transmission or similar format to deliver a signature page as a defense to the formation of a contract and each such party forever waives any such defense.

5.          Applicable Law; Jurisdiction.  This Amendment shall be governed by, and construed in accordance with, the laws of the State of Israel, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.  In any action between any of the parties arising out of or relating to this Amendment each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction of the competent courts of Tel-Aviv, Israel.

IN WITNESS WHEREOF, each of the undersigned has duly executed and delivered this Amendment No. 1 to the Merger Agreement as of the date first above written.

AIT THERAPEUTICS, INC. By:______________________________ Name: Jason Lane Title: Chief Executive Officer	ADVANCED INHALATION THERAPIES LTD. By:______________________________ Name: Amir Avniel Title: President and CEO

Signature Page to Amendment No. 1 to Merger Agreement